P.O. Box 2600

Valley Forge, PA 19482-2600

                                                                                                                                                                                                                                                                     610-503-7798

                                                                                                                                                                                                                                                                      mary_salvucci@vanguard.com

April 23, 2020

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:Vanguard Valley Forge Funds (the “Trust”)

File No. 33-48863

Post-Effective Amendment No. 74

Dear Ms. Larkin:

This letter responds to your comments provided via telephone on April 14, 2020, on the above-referenced post-effective amendment. The comments apply to Vanguard Managed Allocation Fund (the “Fund,” formerly known as Vanguard Managed Payout Fund), a series of the Trust.

Comment 1:	Prospectus – Fee Table (Annual Fund Operating Expenses)
Comment:	If the Fund’s expense information will be restated, please include a footnote pursuant to Item 3 Instruction 3(d)(ii) of Form N-1A.

Response:	Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	None
12b-1 Distribution Fee	None
Other Expenses	None
Acquired Fund Fees and Expenses	0.30%
Total Annual Fund Operating Expenses[1]	0.30%

1 Prior to June 27, 2019, the Fund invested in a wholly owned subsidiary. The Fund no longer held the subsidiary as of June 27, 2019. The expense information shown in the table has been restated to reflect current anticipated expenses.

Comment 2:	Prospectus – Principal Investment Strategies (General)
Comment:	Please disclose (or point to existing disclosure) that the Fund is a fund of funds.

Response:

The Fund’s “Principal Investment Strategies” section indicates that the Fund “invests in Vanguard mutual funds and other investments according to an asset allocation strategy.” The underlying funds in which the Fund invests are described in the Fund’s “Principal Investment Strategies” and “Principal Risks” sections, as well as throughout the “More on the Fund” section of the prospectus. Additionally, the following disclosure appears on page 12: “As a fund of funds, Vanguard Managed Allocation Fund achieves its investment objective by investing primarily in other Vanguard mutual funds but also in other potential investments.”

Comment 3:	Prospectus – Fee Table
Comment:	Please disclose whether the Fund will have acquired fund fees and expenses (“AFFE”) in connection with its investment in other investment companies.

Response:	The fee table reflects AFFE of 0.30%.

Comment 4:	Prospectus – Principal Investment Strategies (Bonds and Cash)
Comment:	Please supplementally disclose whether the Fund invests in below-investment-grade, private mortgage-backed securities and/or asset-backed securities, and, if so, to what extent.

Response:

The Fund does not invest directly in below investment-grade, private mortgage-backed and/or asset-backed securities. As a fund of funds that invests in Vanguard mutual funds (“underlying funds”), the Fund may indirectly invest in these investments to the extent indicated in an underlying fund’s prospectus.

Comment 5:	Prospectus – Principal Investment Strategies (Bonds and Cash)
Comment:	Please disclose the Fund’s duration or indicate where the Fund’s duration is disclosed in the prospectus.

Response:

As a fund of funds that invests in Vanguard mutual funds and other investments according to an asset allocation strategy, the average duration of the Fund’s fixed income investments is not part of its principal investment strategy. Therefore, we do not believe that it is appropriate to disclose this information in the “Principal Investment Strategies” section of the prospectus. However, we have added disclosure to the statutory prospectus indicating that the Fund makes investments regardless of duration.

Comment 6:	Prospectus – Principal Risks (U.S. Stock Risks)
Comment:

Please confirm that the Fund’s fundamental investment policy to “not concentrate its investments in the securities of issuers whose principal business activities are in the same industry or group of industries” is accurate given that the Fund is subject to REIT stock risk.

Response:

The Fund’s exposure to REIT stock risk is attributed to an underlying fund’s (Vanguard Real Estate Index Fund) investments in REIT stocks. The Fund’s fundamental investment policy on industry concentration remains accurate.

Comment 7:	Prospectus – Principal Risks (Bond Risks)
Comment:	The Fund indicates as part of its credit risk disclosure that it has “limited exposure to low-quality bonds.” Please supplementally explain what is meant by “low-quality bonds.”

Response:

We have amended “low-quality bonds” to “non-investment-grade fixed income securities.” Non-investment-grade fixed income securities are those rated the equivalent of Moody’s Ba1 or below or, if unrated, are determined to be of comparable quality by an underlying fund’s advisor.

Comment 8:	Prospectus – More on the Fund (Allocation Framework)
Comment:	Consider revising the second paragraph in the “Allocation Framework” section of the prospectus to plain English.

Response:	We have considered the comment and respectfully decline to revise this paragraph. We believe that the disclosure as written provides important insight into the portfolio managers’ approach.

Comment 9:	Prospectus – More on the Fund (Derivatives Risk)
Comment:

Please clarify whether the Derivatives Risk found in the “Principal Risks” section relates only to commodity-linked derivative instruments or if the Fund has the ability to invest in derivatives more broadly. If the latter, please include disclosure in the “Principal Investment Strategies” section describing the broader use of derivatives.

Response:

The Derivatives Risk found in the “Principal Risks” section relates to the Fund’s indirect investments in underlying funds that invest in derivatives more broadly (i.e., derivative instruments not linked to the returns of the commodities markets) as a principal investment strategy.

The “Other Investment Policies and Risks” section states that the Fund “may invest in derivatives only if the expected risks and rewards of the derivatives are consistent with the investment objective, policies, strategies, and risks of the Fund as disclosed in this prospectus.” We confirm that this disclosure is consistent with the Fund’s use of derivatives.

Comment 10:	Prospectus – More on the Fund (Other Investment Policies and Risks)
Comment:	If any illiquid securities will be used as part of the Fund’s principal investment strategy, then please identify such securities in the Fund’s principal investment strategies and risks.

Response:

The “Other Investment Policies and Risks” section of the Fund’s prospectus states that the Fund may invest up to 15% of its net assets in illiquid securities. We confirm that this disclosure remains accurate.

Comment 11: General – COVID-19

Comment:

Significant market events have occurred since this post-effective amendment was filed as a result of the COVID-19 pandemic. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Trust believes that no additional disclosure is warranted, then please explain supplementally why not.

Response:	On April 17, 2020, Vanguard supplemented each fund’s Statement of Additional Information with a disclosure concerning market disruption resulting from pandemics and other significant events.

Please contact me at (610) 503-7798 with any questions or comments regarding the above responses.  Thank you.

Sincerely,

Mary Salvucci

Associate Counsel

The Vanguard Group, Inc.